Exhibit 14


                                  KNIGHT RIDDER
                             CODE OF BUSINESS ETHICS


                                  INTRODUCTION

         Knight Ridder is committed to the highest standards of ethical behavior and integrity. This commitment is pledged in The Knight Ridder Promise to our customers, employees, shareholders, communities and society. Given the nature of our businesses, it is imperative that our behavior not give rise to even an appearance of misconduct or impropriety.

         The potential for conflict between personal and business interests is ever present; laws that regulate business conduct are pervasive. It is helpful to lay out guidelines for areas that are susceptible to controversy, and many Knight Ridder companies have done so. This Code of Business Ethics is not intended to replace these guidelines. It does, however, reaffirm Knight Ridder's values.

         Of course, no set of rules can cover all possible situations. Just as Knight Ridder's continued success depends upon the collective efforts of its employees, so the Company must rely upon employees' good faith, good judgment and high moral standards as the principal guide to ethical conduct.

         The Code applies to all Knight Ridder employees who are not covered by a collective bargaining agreement or who are covered by a collective bargaining agreement that permits application of the Code to covered employees. In the case of other employees, the Code represents suggestions by Knight Ridder which management of Knight Ridder companies and appropriate bargaining representatives may wish to consider when they discuss local codes of appropriate behavior.

         The Code also should guide the behavior of family, business associates and others with whom covered employees share close relationships to the extent the employee is in a position to influence that behavior and it may reflect on the employee or Knight Ridder.


                      CONFLICT OF INTEREST AND SELF-DEALING

         Knight Ridder requires that employees act in good faith and in the best interests of the Company.

         No Knight Ridder employee should become involved in any situation where he or she might profit or benefit as a result of any relationship or act that is not in the best interests of Knight Ridder. An employee should never represent the Company in any transaction in which he or she has any interest - direct or indirect - or from which he or she may benefit personally, unless such interest has first been disclosed, in writing, to and approved, in writing, by the Company.
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         An employee's position with Knight Ridder should not be used to influence or gain favor from public officials or others - including suppliers and advertisers - or otherwise for personal benefit. Similarly, Knight Ridder employees may not use their employment with the Company as leverage to gain favors from employees, customers, news sources, suppliers or advertisers.

         In short, every employee should take care at all times to avoid placing himself or herself in a position where even the appearance of a conflict of interest might exist. Employees' conduct must consistently reflect Knight Ridder's commitment to impartiality and fairness in every aspect of its operations.

         The following examples illustrate conduct that would constitute a violation of Company policy:

     o performing work or services of a substantial nature outside of your employment for employees for a fee or having employees perform work or services outside of their employment for you for a fee.

     o accepting a personal reward from a supplier or provider of services in exchange for the award of Company business;

     o having a direct or indirect financial interest (other than ownership of stock in broadly owned, publicly traded companies) in a company that supplies goods and services to Knight Ridder;

     o using the employee's connection with the Company to receive special consideration from authorities such as the police;

     o   writing a personal letter of complaint on Company stationery;

     o using the employee's position with the Company to obtain, for personal purposes, information that is not available to the general public;

     o   taking Company property or facilities for personal use;

     o creating, starting, or participating in any way in an outside business that would have a detrimental impact on the ethics, impartiality or credibility of our newspapers.

Competitive Activities

         Knight Ridder employees are expected to avoid any outside interest that might conflict with their loyalty to Knight Ridder or their commitment to its values. They should neither invest in competitors' businesses nor act on behalf of competitors. Investments in stocks of broadly owned, publicly traded
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companies that compete with the Company are permissible if they are not so significant as to affect the employee's efforts on behalf of and loyalty to the Company.

Gifts

         Business-related gifts or free services beyond ordinary business practice may not be accepted. Gifts or sample products that are of token or insignificant value may be accepted if returning them would be awkward. Gifts beyond this level should be promptly returned with a courteous note explaining the Company's policy.

Outside Employment and Business Directorships

         Many Knight Ridder operating units specifically prohibit outside employment, part-time or otherwise. Where there is no such policy, care and good judgment must be used in accepting outside employment to assure that the employment does not conflict with, or affect the performance of, an employee's responsibilities at Knight Ridder. If an employee has any question about the propriety of outside employment, the employee should discuss the matter with his or her supervisor.

         Knight Ridder employees may not make use of Company information while employed outside of the Company. Outside employment also may not appear to be an endorsement by Knight Ridder of the product, service or company in question, nor should the nature of the outside employment reflect discredit upon Knight Ridder.

         It is the Company's long-standing policy that none of its employees may serve on corporate boards or committees except for appropriate civic, educational and cultural organizations. The goal of this policy is to avoid not only actual conflicts of interest, but also situations that might raise questions about our credibility, impartiality or integrity. However, subject to the advance approval of the Company's Chief Executive Officer, senior executives of Knight-Ridder, Inc. may serve as directors of (a) companies in which the Company has a significant financial investment, and/or (b) no more than one outside company in which the Company does not have a financial interest. In addition, the Company's Chief Executive Officer may serve as a director of (i) companies in which the Company has a significant financial investment and (ii) subject to the advance approval of the chairperson of the Compensation and Corporate Governance Committee, no more than one outside company in which the Company does not have a financial interest.

Political Activity

         Knight Ridder employees, as private individuals, are free to contribute to and work for political parties, causes or candidates and to participate in debate on issues of the day. But it is very important to avoid situations that might raise a perception of bias in the context of newspapers' or other news-gathering units' responsibilities to report and comment upon such activities. This sensitivity is most obvious, of course, in the case of news and editorial employees and those with responsibility for those functions within a newspaper or other news organization. More specific guidelines to appropriate conduct may be helpful but are best left to individual newspapers and news organizations and all Knight Ridder newspapers are urged to have written policies which complement this Code.
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         Political contributions by corporations are regulated by state and federal laws, and in some cases are prohibited. In no case may an employee's personal contribution be represented as a Company endorsement.

         As a matter of policy (as well as law in many circumstances), neither Knight Ridder nor its operating units make contributions to political parties or candidates. Financial support by Knight Ridder or any of its companies for ballot issues - to adopt or amend laws and regulations - requires the approval in advance of the Knight Ridder Board of Directors.


                      CONFIDENTIAL INFORMATION/TRANSACTIONS
                           IN KNIGHT RIDDER SECURITIES

         Employees are encouraged to invest in Knight Ridder stock. From time to time, however, employees may have important information about the Company that has not been disclosed to the public. All such information must be treated as confidential, may not be used in an attempt to profit personally and may not be disclosed to family members, friends or others outside of the Company. In particular, neither employees nor their family members or friends may use such confidential information as a basis for trading in Company stock. Should an employee have any doubt as to the propriety of buying or selling Company shares, he or she must not hesitate to ask a supervisor or a member of senior management for guidance.

         Similarly, non-public information concerning other businesses, to which an employee may have access as a result of his or her connection with Knight Ridder, must also be treated as confidential and may not be used for personal gain.

         Knight Ridder officers and employees who are "insiders" under the securities laws are subject to more stringent rules in connection with trading in Knight Ridder securities. These rules are dealt with in a separate memorandum on insider trading.

         It is important to keep in mind that unauthorized disclosure of sensitive non-public information to third parties - even to family and friends - could be harmful to Knight Ridder and subject the employee who made the disclosure to personal liability if the third party were to act on the information or pass it on.


                              COMPLIANCE WITH LAWS

         Knight Ridder insists that all its business be conducted in full compliance with all applicable laws. Federal, state and non-U.S. antitrust laws merit particular attention, given the highly competitive circumstances in which many of our companies operate. We must be careful that in the heat of competition, we do not blur the boundaries of what may or may not constitute restrictive competitive practice. Employees must remain alert to the potential sensitivity of such situations. When in doubt, the employee's supervisor or other member of senior management should be consulted for guidance.

         All of us are subject to laws that govern our business, financial and personal conduct - such as tax laws and rules governing trading in securities - that don't directly affect Knight Ridder. However, our compliance with the spirit, as well as the letter of those laws, can affect how we perform our Knight Ridder duties and certainly can reflect on Knight Ridder. All Knight Ridder employees are expected to comply fully with all applicable laws.


                          EQUAL EMPLOYMENT OPPORTUNITY

         Knight Ridder is pledged to promote equal employment opportunity, diversity and pluralism in all of its operations. It is our policy not to discriminate or retaliate against any employee or applicant for employment because of race, color, religion, sex, sexual orientation, age, national origin or disability, and to comply fully with all laws prohibiting discrimination and sexual harassment and promoting opportunity and advancement in employment.


                  PROTECTION OF ENVIRONMENT AND EMPLOYEE SAFETY

         Knight Ridder is deeply committed to the environmental soundness and safety of its operations. In keeping with our commitment, we will continue to:

     o pursue efforts, including new technologies, to reduce even further our potential for generating hazardous wastes;

     o closely supervise the handling, storage and disposal of all hazardous materials at our operations in full compliance with federal, state and local environmental regulations;

     o ensure compliance with all applicable regulations regarding air quality and wastewater discharge;

     o promote environmentally sound products, through efforts such as newsprint recycling, waste ink reclamation, community newspaper recycling and similar endeavors;

     o encourage employees to report any improper handling of hazardous substances to supervisors or Company officers;

     o   provide a safe working environment for all of our employees.
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                              USE OF ILLEGAL DRUGS

         Knight Ridder is committed to the principle of a drug-free workplace; it will not tolerate substance abuse in the workplace. For the protection of our employees, our customers and the public, we seek to avoid hiring those whose lifestyle includes the use of illegal drugs.

                          CORPORATE ASSETS AND RECORDS

         Strict propriety must be observed in any transaction involving the use, handling or accounting of Company funds. It is imperative that:

     o accounting records be maintained and reports be prepared in accordance with generally accepted accounting principles;

     o   an adequate system of internal controls be maintained;

     o   accounting entries truly reflect the transactions that they record;

     o all assets of the Company, including bank accounts in which Company cash is on deposit, be recorded on the regular books of the Company;

     o all assets of the Company be treated with the same respect and diligence as personal assets and that employees be alert to opportunities for cost effective use of our assets;

     o   full cooperation be given to internal and external auditors;

     o senior management be immediately advised of any matters that might be considered sensitive to preserving the Company's reputation.


                       OUTSIDE WORK/DISCLOSURE/PERMISSION

         In order to preserve and nurture the credibility of our newspapers, we must avoid conflicts of interest and involvement in activities that may undermine the credibility, integrity and ethics of our businesses. This standard impacts not only our workplace conduct but our private lives as well. Although we believe in keeping your private life private, there are times where our private lives impact or may impact our business.

         Should you decide to embark in any of the following, please obtain the prior written approval of your department manager before getting involved:

     o   political candidacy;

     o   outside business, whether for profit or non-profit;

     o   membership in advocacy groups;

     o   campaigning for political candidates, public election referendums;

     o   freelance work.
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                               FURTHER INFORMATION

         This Code necessarily is general. If you have any question about its applicability to a particular situation, please consult with your supervisor or, in appropriate circumstances, with the Knight Ridder Senior Vice President-Human Resources or Knight Ridder General Counsel. You also should consult with one of these people if you believe that there are violations of the Code which are not being addressed by management. Any such discussions will be held in confidence.